August 5, 2014

VIA EDGAR

CORRESP

Brian Cascio Gary Todd Kristin Lochhead Division of Corporation Finance Securities and Exchange Commission 100 F Street, NE Washington, D.C. 20549

Re:	JinkoSolar Holding Co., Ltd.
Form 20-F for the fiscal year ended December 31, 2013
Filed April 18, 2014
File No. 001-34615

Dear Mr. Cascio, Mr. Todd and Ms. Lochhead:

Reference is made to the letter received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated July 22, 2014 regarding the Annual Report on Form 20-F (the “20-F”) for the fiscal year ended December 31, 2013 of JinkoSolar Holding Co., Ltd. (the “Company”).

We set forth below our responses to the comments contained in the Staff’s letter. For your convenience, we have included your comments in this response letter in bold form and keyed our responses accordingly.

Item 5. Operating and Financial Review and Prospects

Results of Operations, 2013 compared with 2012, page 83

1.	We reference the disclosure that the 71% increase in revenue from sales of solar modules in 2013 was primarily due to a significant increase in sales volume. To the extent known, in future filings, please describe the causative factors you believe are responsible for significant changes in sales volume. Further, where practical, please quantify the amounts of identifiable factors you cite. Refer to Rule 303(A)(3) of Regulation S-K and SEC Release No. 33-8350.

The Staff’s comment is noted. In future filings, the Company will describe the causative factors known to the Company that it believes were responsible for significant changes in its sales volume.

August 5, 2014

The Company respectfully advises the Staff that the causative factors that it believes were responsible for the significant increase in sales volume of solar modules from 2012 to 2013 are as follows:

•	The Company’s sales volume increased significantly driven by the increased demand in the market in 2013. The global solar industry experienced a recovery in 2013 from the slump in 2012, primarily due to additional strong demands from China, other Asian countries, Africa and the United States. In particular, the Company’s sales volume in China increased from 357MW in 2012 to 871MW in 2013, which constituted approximately 60% of the total increase in sales volume for solar modules.

•	The Company strengthened its selling and marketing efforts (as reflected in the increase in selling and marketing expenses from RMB343.4 million in 2012 to RMB492.6 million in 2013 as disclosed in the 20-F) in entering new markets and further penetrating existing markets, which also contributed to the increase in sales volume.

The above proposed disclosure will be included in the Company’s future filings.

2.	We see that you attribute RMB308 million of the RMB530 million decrease in general and administrative expenses to the reversal of bad debt provisions. Please tell us the underlying reasons for the balance of the decrease of RMB222 million from 2012 to 2013. Notwithstanding the collection of previously reserved accounts receivable, clarify how general and administrative expenses decreased in light of the significant expansion of your revenues in 2013.

The Company respectfully advises the Staff that the decrease in general and administrative expenses by RMB530 million in 2013 as compared to that of 2012 was largely attributable to net impact of the decrease in bad debt provisions by RMB420 million, the increase in reversal of bad debt provision recorded in previous years by RMB260 million, and the increase of other general and administrative expenses by RMB150 million.

Specifically, the Company’s bad debt provision decreased significantly by RMB420 million from 2012 to 2013, which was attributable to (a) improved financial position of the Company’s customers due to overall recovery of economic environment for the solar industry, which resulted in improved accounts receivable aging and collection in 2013; (b) the Company’s strengthened collection efforts in 2013. The significant bad debt provision for accounts receivable in 2012 was mainly due to the adverse economic environment for the solar industry, especially in Europe, resulted in a shift in market practice towards increased use of credit sales and the longer credit terms, which in general would lead to higher risk of bad debts.

August 5, 2014

In 2013, the Company reversed bad debt provision of RMB308 million because of the cash collection of previously reserved accounts receivable. While such reversal of bad debt provision charged in previous years was RMB48 million in 2012.

Total impact from the aforementioned decrease in bad debt provisions and increase in reversal of bad debt provision recorded in previous years was RMB680 million, which resulted in decrease in general and administrative expenses. The decrease is offset by the increase of other general and administrative expenses including salary and welfare, stock-based compensation, insurance, recruitment and training, and depreciation and rental, by RMB150 million, which are in line with the significant expansion of the Company’s revenues in 2013.

In response to Staff’s comment, the Company will expand its disclosure in the future filings.

Item 18. Financial Statements

Note 5. Segment Report, page F-21

3.	With respect to your segment disclosures, please tell us how you have presented all of the relevant information content specified in FASB ASC 280-10-50-22. For instance, it is not clear whether you have disclosed revenues from external customers for each segment.

The Company respectfully advises the Staff that as disclosed in Note 2 (w) and Note 5 Segment Report, the Company operates its business in two segments: solar product manufacturing segment and solar project segment. The Company’s segment financial disclosure in Note 5 Segment Report has includes a column “elimination”, which represents intersegment revenue and gross profit from the sale of solar modules made by the solar product manufacturing segment to the solar project segment.

In response to the Staff’s comment, the Company proposes to include the presentation and reconciliation of the third party revenue in future filing of its 20-F to make it clear that 1) revenue and gross profit of solar product manufacturing segment include revenue and gross profit from sales of solar modules manufactured by the solar product manufacturing segment to the solar project segment. 2) After the elimination of intersegment revenue and gross profit, revenue and gross profit of solar product manufacturing segment represent revenue and gross profit from external customers. 3) Revenue and gross profit of solar project segment represent revenue and gross profit from external customers.

August 5, 2014

4.	Please clarify for us how your segment disclosures consider the guidance from FASB ASC 280-10-50-29. For instance, tell us where you have disclosed the accounting basis for transactions between the segments.

The Company respectfully advises the Staff that the basis of accounting for transactions between the Company’s segments is in conformity with the accounting policies used in the consolidated financial statements, which are in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). Segment financial information related to transactions between the segments, as prepared and disclosed in accordance with aforementioned accounting basis, is on the same basis by which the Company reports internally to its chief operating decision maker.

In response to the Staff’s comment, the Company proposes to include in future filings of Form 20-F an expanded disclosure of the accounting basis for transactions between the segments.

Note 11. Investments in Affiliates, page F-27

5.	Tell us how you assessed the significance of your investment in Gansu Jintai in evaluating whether you should present summarized financial information under Rule 4-08(g) of Regulation S-X.

The Company respectfully advises the Staff that as disclosed in Note 11 Investments in Affiliates, it paid RMB28 million and RMB84 million in 2012 and 2013, respectively, for 28% equity interest in Gansu Jintai Electronic Power Co., Ltd. (“Gansu Jintai”), and accounts for its investment in Gansu Jintai using equity method as it has the ability to exercise significant influence over the operating and financial policies of Gansu Jintai.

In assessing the significance of its investment in Gansu Jintai for 2013, the Company performs significance testing in accordance with Rule 1-02(w) of Regulation S-X, and noting 1) the Company’s total investment in Gansu Jintai is 1.06% of the Company’s total consolidated assets as of December 31, 2013; 2) the Company’s proportionate share of the total assets of Gansu Jintai is 4.34% of the Company’s total consolidated assets as of December 31, 2013; and 3) the Company’s equity in the profit from continuing operations before income taxes of Gansu Jintai is 3.83% of the Company’s consolidated income from continuing operations before income taxes for the year ended December 31, 2013 including the Company’s equity in the earnings of Gansu Jintai from continuing operations before income taxes and excluding the portion of the Company's income before income tax expenses attributable to non-controlling interests in its subsidiaries. Because Gansu Jintai is an equity method investee and is not consolidated by the Company, intercompany transactions are not eliminated when measuring significance of Gansu Jintai in accordance with section 2410.6 of SEC Financial Reporting Manual.

August 5, 2014

As none of the above significance testing results exceeds 10 percent, summarized financial information of Gansu Jintai is not required in 2013 under Rule 4-08(g) of Regulation S-X.

Note 21. Employee Benefits, page F-33

6.	Please tell us, and in future filings clarify, the payment terms of the liability for employee welfare benefits and the reasons for the related penalty accruals.

Background

The Company respectfully advises the Staff that, according to the guidance promulgated by the central government, companies (and employees) are required to contribute, in specified portions, to the social insurance funds (including medical care insurance, work injury insurance, unemployment insurance, maternity insurance and pension benefits) as well as the housing funds (collectively, “employee welfare funds”) on a monthly basis for all of the employees based on such employees’ actual salaries or the applicable capped salary base, whichever is lower. An employee is entitled to request its employer to make the required portion of contributions in the statutory amounts to the employee welfare funds.

In line with local customary practices, the Company has made contributions to the social insurance funds based on the local minimum wage standard, instead of its employees’ actual salaries as required by the above guidance, and has not made any contribution to the housing funds.

Based on the Company’s observation of local practices and consultation with relevant government authorities, the Company believes its practice has been consistent with the common practice adopted by businesses in Shangrao and Haining, where the Company’s main subsidiaries operate. Despite the fact that this local practice does not strictly follow the statutory requirements, local government authorities in Shangrao and Haining have not required companies to contribute additional amounts to make up for the differences. Moreover, the Company received certificates from the local social insurance authorities in the past which confirmed that the Company was in compliance with the local social insurance regulations in all material respect. In addition, no affected employees have ever requested the Company to make contributions in the statutory amounts to their employee welfare funds.

However, the Company believes that there remains a possibility that it might be required to make additional contributions to the employee welfare funds if (i) the government authorities were to strictly enforce the statutory contribution requirements, or (ii) the employees were to request the Company to make full contributions to their employee welfare funds (such request, if made, would most likely be supported by the labor arbitration center or the labor administrative bureau). Therefore, the Company accounted for the difference between the amount of its actual contributions and the statutory contribution requirements under the guidance promulgated by the central government as the liability for employee welfare benefits.

August 5, 2014

Payment Terms

Both the employer and the employee are required to make their portions of contributions to the employee welfare funds, and the employer cannot make the delinquent portion of the contributions if the employee fails to contribute his or her portion. Therefore, the pre-condition for the Company to make payments to eliminate its liability for employee welfare benefits is that the employees make their delinquent portions of the contributions simultaneously. The employees for whom the Company did not make timely welfare contributions have chosen not to make their own contributions (payment of such contributions would reduce their monthly income) and many of the affected employees have since terminated their employment with the Company. As a result of the above reasons, the Company respectfully submits that it is not practically possible to make the delinquent contributions to eliminate the liability for employee welfare benefits.

The Company also advises the Staff that, as the statute of limitations for an employee to request the employer to make the required contribution to the employee welfare funds is two years after an employee leaves the Company, the liability for employee welfare benefits will be reversed two years after the affected employee leaves the Company if no request is made by the employee for the Company to make the delinquent contributions.

Reasons for Penalty Accruals

On October 28, 2010, the Standing Committee of the National People’s Congress issued and adopted the Social Insurance Law, or the New Social Insurance Law, which became effective on July 1, 2011. The New Social Security Law imposes certain fines for the aggregate amount of any outstanding contributions if such contributions are not made within a prescribed time period. In light of this requirement, the Company has accrued a penalty on the basis of a daily rate of 0.005% of the outstanding contributions as provided under the New Social Insurance Law.

The Company proposes to include in future filings of 20-F an expanded disclosure in Note 21 of the F-pages similar to aforementioned basis of accruals.

Note 29. Fair Value Measurements, page F-42

7.	We see the significant volatility of the fair values of your convertible debt and related capped call options, both classified as level 3 valuations in the fair value hierarchy. We also note that you have disclosed that you assess fair value of the instruments using a Binomial Tree option pricing model and have described certain inputs to that model in your disclosure. In light of the significance of the volatility to your operating results, with a view toward disclosure in future filings, please respond to the following:

August 5, 2014

•	In the sentence where you list the main inputs to the Binomial model, please describe all significant inputs. Currently, we note that the disclosure ends with the abbreviation “etc.”

•	Identify the level 3 inputs and clarify which level 3 inputs are most significant to your valuation determination.

•	Describe the methods you use to develop level 3 inputs.

•	Describe the sensitively of the fair value determination to changes in the level 3 inputs.

Refer to FASB ASC 820-10-50-2.

The Company confirms its understanding of the Staff’s requirement. In response to the Staff’s comment, the Company proposes to include in future filings of 20-F an expanded disclosure in Note 29 of the F-pages similar to the following:

“Inputs related to the Binomial models for convertible debt fair value are: spot price, conversion price, time to maturity, expected dividend yield, expected share volatility, risk free interest rate, yield-to-maturity and put option exercisable period, of which spot price and expected share volatility are most significant to valuation determination of convertible debt.

In developing level 3 inputs adopted for the valuation of the convertible debt, following methods were adopted for each input:

a.	Spot price: quoted closing price of ADSs of JinkoSolar (JKS.US) as of each re-measurement date;
b.	Conversion price: according to the subscription agreement of the subject convertible debt;
c.	Time to maturity: time period from the respective re-measurement date to maturity date. Maturity date was referred from the subscription agreement of the subject convertible debt;
d.	Expected dividend yield: based on indicative dividend yield of the underlying company (i.e. JKS.US) as of each re-measurement date;
e.	Expected share volatility: based on the implied volatility of the ADSs issued by the underlying company (i.e. JKS.US) with a time period equal to the time to maturity as of each re-measurement date;

August 5, 2014

f.	Risk free interest rate: based on the yield of US Treasury Bonds with a maturity equal to the time to maturity as of each re-measurement date;
g.	Yield-to-maturity: based on the average yield-to-maturity of comparable corporate bullet bonds with similar remaining maturity period and credit risk as of each re-measurement date; and
h.	Put option exercisable period: according to the subscription agreement of the subject convertible debt.

Inputs related to the Binomial models for capped call options are: spot price, strike price, time to maturity, expected dividend yield, expected share volatility, and risk free interest rate, of which spot price and expected share volatility are most significant to valuation determination of capped call options.

In developing level 3 inputs adopted for the valuation of the capped call options, following methods were adopted for each input:

a.	Spot price: quoted closing price of ADSs of JinkoSolar (JKS.US) as of each re-measurement date;
b.	Strike prices: according to the agreement of the subject capped call options;
c.	Time to maturity: time period from the respective re-measurement date to maturity date. Maturity date was referred from the agreement of the subject capped call options;
d.	Expected dividend yield: based on indicative dividend yield of the underlying company (i.e. JKS.US) as of each re-measurement date;
e.	Expected share volatility: based on the implied volatility of the ADSs issued by the underlying company (i.e. JKS.US) with a time period equal to the time to maturity as of each re-measurement date; and
f.	Risk free interest rate: based on the yield of US Treasury Bonds with a maturity equal to the time to maturity as of each re-measurement date.”

In response to the Staff’s comment, the Company proposes to include in future filings of 20-F a sensitivity analysis of changes in significant level 3 inputs in section “Operating and financial review and prospects - critical accounting policies” similar to the following:

“The sensitivity analysis below has been determined based on the exposure to spot price and expected share volatility of the underlying shares at the end of the reporting period. A 10 percent increase or decrease represents management’s assessment of the reasonably possible change in these inputs.

-	If the spot price had been 10 percent higher and all other inputs were held constant as of December 31, 2013, the fair value of the convertible debt would have increased by RMB36.56 million or 4.8% and the Company’s net income for the year ended December 31, 2013 would have decreased by RMB36.56 million. If spot price had been 10 percent lower and all other inputs were held constant as of December 31, 2013, the fair value of the convertible debt would have decreased by RMB46.19 million or 6.0%, and the Company’s net income for the year ended December 31, 2013 would have increased by RMB 46.19 million.

August 5, 2014

-	If expected share volatility had been 10 percent higher and all other inputs were held constant as of December 31, 2013, the fair value of the convertible debt would have increased by RMB13.92 million or 1.8% and the Company’s net income for the year ended December 31, 2013 would have decreased by RMB13.92 million. If expected share volatility had been 10 percent lower and all other inputs were held constant as of December 31, 2013, the fair value of the convertible debt would have decreased by RMB16.89 million or 2.2% and the Company’s net income for the year ended December 31, 2013 would have increased by RMB 16.89 million.

The sensitivity analysis below has been determined based on the exposure to spot price and expected share volatility for capped call option at the end of the reporting period. A 10 percent increase or decrease represents management’s assessment of the reasonably possible change in these inputs.

-	If spot price had been 10 percent higher / lower and all other inputs were held constant as of December 31, 2013, the fair value of the capped call option would have increased / decreased by RMB11.38 million or 10.7% and the Company’s net income for the year ended December 31, 2013 would have increased / decreased by RMB 11.38 million.

-	If expected share volatility had been 10 percent higher / lower and all other inputs were held constant as of December 31, 2013, the fair value of the capped call option would have decreased / increased by RMB3.5 million or 3.3% and the Company’s net income for the year ended December 31, 2013 would have decreased / increased by RMB 3.5 million.

8.	With respect to the available for sale investment, tell us how you determined that your fair value disclosures are complete under the guidance from FASB ASC 820-10-50.

In response to the Staff’s comment, the Company has assessed the completeness of its fair value disclosure for available-for-sale investment, and noted such disclosure did not include the valuation inputs used to develop measurement of available-for-sale investment under FASB ASC 820-10-50-1.

August 5, 2014

The Company proposes to include in future filings of 20-F a disclosure of the summary of the assumptions used in the valuation of available-for-sale investment in Note 29 of the F-pages similar to the following:

“Inputs related to the Binomial Tree option pricing model for the valuation of the fair value of available-for-sale investment are: spot price, conversion price, time to maturity, expected dividend yield, expected share volatility, risk free interest rate, and yield-to-maturity, of which spot price is most significant to valuation determination. The following methods were adopted for each input:

a.	Spot price: quoted closing price of listed shares of Kinexia SpA(KNX IM) as of each re-measurement date;
b.	Conversion price: according to the indenture of the subject available-for-sale investment;
c.	Time to maturity: time period from the respective re-measurement date to maturity date. Maturity date was referred from the indenture of the subject available-for-sale investment;
d.	Expected dividend yield: based on indicative dividend yield of the underlying company (i.e. KNX.IM) as of each re-measurement date;
e.	Expected share volatility: based on the implied volatility of the listed shares of Kinexia (i.e. KNX.IM) with a time period equal to the time to maturity as of each re-measurement date;
f.	Risk free interest rate: based on the yield of Italy Treasury Bonds with a maturity equal to the time to maturity as of each re-measurement date; and
g.	Yield-to-maturity: based on the average yield-to-maturity of comparable corporate bullet bonds with similar remaining maturity period and credit risk as of each re-measurement date; and

A summary of the key assumptions used in the valuation of available-for-sale investment was as follows:

As of December 31, 2013
Spot price	18.57
Conversion price	16.84
Risk free interest rate	0.82%
Dividend yield	0.00%
Expected share volatility	50.41%
Time to maturity	2 years

In response to the Staff’s comment, the Company proposes to include in future filings of 20-F a sensitivity analysis of changes in significant level 3 inputs in section “Operating and financial review and prospects - critical accounting policies” similar to the following:

August 5, 2014

“The sensitivity analysis below has been determined based on the exposure to spot price at the end of the reporting period. A 10 percent increase or decrease represents management’s assessment of the reasonably possible change in the input.

-	If spot price had been 10 percent higher / lower and all other inputs were held constant as of December 31, 2013, the fair value of the available-for-sale investments would have increased / decreased by RMB3.03 million or 10% and the Company’s net income for the year ended December 31, 2013 would have increased / decreased by RMB 3.03 million.”

* * * *

In responding to the Staff’s comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to its filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing, please contact the undersigned by telephone at +86.21.6061.1799 or by e-mail at longgenzhang@jinkosolar.com.

Very truly yours,

/s/ Longgen Zhang

Longgen Zhang

Chief Financial Officer